

Mail Stop 4561

November 17, 2008

Kevin M. O'Connor
President and Chief Executive Officer
Bridge Bancorp, Inc.
2200 Montauk Highway
Bridgehampton, NY 11932

      Re: Bridge Bancorp, Inc.
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed November 12, 2008
             File No. 001-34096

Dear Mr. O'Connor:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                    Sincerely,

                    William Friar
                    Senior Financial Analyst